3: Effective October 4, 2001, the Fund dismissed Deloitte & Touche ("D&T) as the Fund's independent auditors and engage Ernst & Young LLP by action of the Fund's Board of Directors and upon the recommendation of the Audit and Compliance Committee of the Boa

Effective October 4, 2001, the Fund dismissed Deloitte & Touche ("D&T) as the Fund's independent auditors and engage Ernst & Young LLP by action of the Fund's Board of Directors and upon the recommendation of the Audit and Compliance Committee of the Board.